Memorandum of Understanding with Public Investment Fund (PIF)

On March 4, POSCO signed a memorandum of understanding with Public Investment Fund (“PIF”) in Saudi Arabia for a comprehensive partnership.
POSCO and PIF are currently reviewing possible joint business opportunities including PIF’s investment in shares of POSCO Engineering & Construction Co., Ltd. and formation of joint venture companies in Saudi Arabia between PIF and POSCO Group.
POSCO will make further disclosures when necessary and appropriate in a timely manner.